UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Interim Condensed Consolidated Financial Statements and Explanatory Notes for the three-months and nine-months period ended 30 September 2017 and 2018

Item 1

GEOPARK LIMITED

Interim condensed consolidated

financial statements

AND explanatory notes

For the three-months and nine-months period ended 30 September 2017 and 2018

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes

GEOPARK LIMITED

30 SEPTEMBER 2018

CONDENSED CONSOLIDATED STATEMENT OF INCOME

Amounts in US$ ´000	Note	Three-months period ended 30 September 2018 (Unaudited)	Three-months period ended 30 September 2017 (Unaudited)	Nine-months period ended 30 September 2018 (Unaudited)	Nine-months period ended 30 September 2017 (Unaudited)
REVENUE	3	166,786	81,909	449,994	223,844
Commodity risk management contracts	4	(559)	(8,271)	(15,807)	2,997
Production and operating costs	5	(48,722)	(25,678)	(127,568)	(68,533)
Geological and geophysical expenses	6	(3,892)	(712)	(9,946)	(3,790)
Administrative expenses	7	(12,323)	(10,921)	(37,439)	(31,408)
Selling expenses	8	(1,258)	(329)	(2,783)	(866)
Depreciation		(24,327)	(19,450)	(68,338)	(55,132)
Write-off of unsuccessful exploration efforts	10	(3,501)	(180)	(14,543)	(4,782)
Other expenses		(1,201)	(440)	(551)	(2,429)
OPERATING PROFIT		71,003	15,928	173,019	59,901
Financial expenses	9	(9,439)	(27,093)	(28,080)	(44,723)
Financial income	9	703	472	2,132	1,424
Foreign exchange (loss) gain	9	(2,934)	3,185	(17,903)	1,392
PROFIT (LOSS) BEFORE INCOME TAX		59,333	(7,508)	129,168	17,994
Income tax expense		(29,654)	(11,627)	(69,081)	(32,436)
PROFIT (LOSS) FOR THE PERIOD		29,679	(19,135)	60,087	(14,442)
Attributable to:
Owners of the Company		21,393	(19,979)	39,154	(19,777)
Non-controlling interest		8,286	844	20,933	5,335
Earnings (Losses) per share (in US$) for profit (loss) attributable to owners of the Company. Basic		0.35	(0.33)	0.65	(0.33)
Earnings (Losses) per share (in US$) for profit (loss) attributable to owners of the Company. Diluted		0.33	(0.33)	0.60	(0.33)

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

30 SEPTEMBER 2018

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	Three-months period ended 30 September 2018 (Unaudited)	Three-months period ended 30 September 2017 (Unaudited)	Nine-months period ended 30 September 2018 (Unaudited)	Nine-months period ended 30 September 2017 (Unaudited)
Profit (Loss) for the period	29,679	(19,135)	60,087	(14,442)
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	(546)	1,341	(3,349)	1,094
Total comprehensive income (loss) for the period	29,133	(17,794)	56,738	(13,348)
Attributable to:
Owners of the Company	20,847	(18,638)	35,805	(18,683)
Non-controlling interest	8,286	844	20,933	5,335

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

30 SEPTEMBER 2018

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	At 30 September 2018 (Unaudited)	Year ended 31 December 2017
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	10	572,394	517,403
Prepaid taxes		2,793	3,823
Other financial assets		18,151	22,110
Deferred income tax asset		24,843	27,636
Prepayments and other receivables		475	235
TOTAL NON CURRENT ASSETS		618,656	571,207
CURRENT ASSETS
Inventories		12,389	5,738
Trade receivables		37,589	19,519
Prepayments and other receivables		7,652	7,518
Prepaid taxes		36,973	26,048
Other financial assets		853	21,378
Cash and cash equivalents		152,737	134,755
TOTAL CURRENT ASSETS		248,193	214,956
TOTAL ASSETS		866,849	786,163
EQUITY
Equity attributable to owners of the Company
Share capital	11	61	61
Share premium		239,516	239,191
Reserves		126,257	129,606
Accumulated losses		(241,629)	(283,933)
Attributable to owners of the Company		124,205	84,925
Non-controlling interest		54,926	41,915
TOTAL EQUITY		179,131	126,840
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	12	419,114	418,540
Provisions and other long-term liabilities	13	54,958	46,284
Deferred income tax liability		-	2,286
Trade and other payables	14	26,096	25,921
TOTAL NON CURRENT LIABILITIES		500,168	493,031
CURRENT LIABILITIES
Borrowings	12	15,796	7,664
Derivative financial instrument liabilities	16	6,601	19,289
Current income tax liability		40,904	42,942
Trade and other payables	14	124,249	96,397
TOTAL CURRENT LIABILITIES		187,550	166,292
TOTAL LIABILITIES		687,718	659,323
TOTAL EQUITY AND LIABILITIES		866,849	786,163

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

30 SEPTEMBER 2018

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital	Share Premium	Other Reserve	Translation Reserve	Accumulated losses	Non - controlling Interest	Total
Equity at 1 January 2017	60	236,046	127,527	2,591	(260,459)	35,828	141,593
Comprehensive income (loss):
(Loss) profit for the nine-months period	-	-	-	-	(19,777)	5,335	(14,442)
Currency translation differences	-	-	-	1,094	-	-	1,094
Total comprehensive income (loss) for the period ended 30 September 2017	-	-	-	1,094	(19,777)	5,335	(13,348)
Transactions with owners:
Share-based payment	-	598	-	-	2,368	131	3,097
Dividends distribution to Non-controlling interest	-	-	-	-	-	(479)	(479)
Total transactions with owners for the period ended 30 September 2017	-	598	-	-	2,368	(348)	2,618
Balance at 30 September 2017 (Unaudited)	60	236,644	127,527	3,685	(277,868)	40,815	130,863

Balance at 31 December 2017	61	239,191	127,527	2,079	(283,933)	41,915	126,840
Comprehensive (loss) income:
Profit for the nine-months period	-	-	-	-	39,154	20,933	60,087
Currency translation differences	-	-	-	(3,349)	-	-	(3,349)
Total comprehensive (loss) income for the period ended 30 September 2018	-	-	-	(3,349)	39,154	20,933	56,738
Transactions with owners:
Share-based payment	-	325	-	-	3,150	167	3,642
Dividends distribution to Non-controlling interest	-	-	-	-	-	(8,089)	(8,089)
Total transactions with owners for the period ended 30 September 2018	-	325	-	-	3,150	(7,922)	(4,447)
Balance at 30 September 2018 (Unaudited)	61	239,516	127,527	(1,270)	(241,629)	54,926	179,131

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

30 SEPTEMBER 2018

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ ’000	Nine-months period ended 30 September 2018 (Unaudited)	Nine-months period ended 30 September 2017 (Unaudited)
Cash flows from operating activities
Profit (Loss) for the period	60,087	(14,442)
Adjustments for:
Income tax expense	69,081	32,436
Depreciation	68,338	55,132
Loss on disposal of property, plant and equipment	268	191
Write-off of unsuccessful exploration efforts	14,543	4,782
Amortisation of other long-term liabilities	(545)	(446)
Accrual of borrowing interests	22,734	21,255
Borrowing cancellation costs	-	17,575
Unwinding of long-term liabilities	2,591	2,018
Accrual of share-based payment	3,642	3,097
Foreign exchange loss (gain)	17,903	(1,392)
Unrealized (gain) loss on commodity risk management contracts	(11,508)	687
Income tax paid	(67,704)	(6,925)
Change in working capital	(976)	3,398
Cash flows from operating activities – net	178,454	117,366
Cash flows from investing activities
Purchase of property, plant and equipment	(90,937)	(80,326)
Acquisition of business (Note 18)	(48,850)	-
Cash flows used in investing activities – net	(139,787)	(80,326)
Cash flows from financing activities
Proceeds from borrowings	15,000	425,000
Debt issuance costs paid	-	(4,250)
Principal paid	(56)	(353,860)
Interest paid	(27,627)	(27,652)
Borrowings cancellation costs paid	-	(12,315)
Dividends distribution to Non-controlling interest	(8,089)	(479)
Cash flows (used in) from financing activities – net	(20,772)	26,444
Net increase in cash and cash equivalents	17,895	63,484
Cash and cash equivalents at 1 January	134,755	73,563
Currency translation differences	87	(1,817)
Cash and cash equivalents at the end of the period	152,737	135,230
Ending Cash and cash equivalents are specified as follows:
Cash at bank and bank deposits	152,715	135,208
Cash in hand	22	22
Cash and cash equivalents	152,737	135,230

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

30 SEPTEMBER 2018

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the “Company”) is a company incorporated under the law of Bermuda. The Registered Office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (the “Group” or “GeoPark”) is the exploration, development and production for oil and gas reserves in Colombia, Chile, Brazil, Argentina and Peru.

This condensed consolidated interim financial report was authorised for issue by the Board of Directors on 5 November 2018.

Basis of Preparation

The condensed consolidated interim financial report of GeoPark Limited is presented in accordance with IAS 34 “Interim Financial Reporting”. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual financial statements as at and for the years ended 31 December 2016 and 2017, which have been prepared in accordance with IFRS.

The condensed consolidated interim financial report has been prepared in accordance with the accounting policies applied in the most recent annual financial statements, except for the changes explained in Note 15. For further information please refer to GeoPark Limited's consolidated financial statements for the year ended 31 December 2017.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Group are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2017.

GEOPARK LIMITED

30 SEPTEMBER 2018

Note 1 (Continued)

Financial risk management

The Group’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk- concentration, funding and liquidity risk, interest risk and capital risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2017.

There have been no changes in the risk management since year end or in any risk management policies.

Subsidiary undertakings

The following chart illustrates the main companies of the Group structure as of 30 September 2018 (a):

(a) LG International is not a subsidiary, it is Non-controlling interest.

There have been no changes in the Group structure since 31 December 2017.

GEOPARK LIMITED

30 SEPTEMBER 2018

Note 1 (Continued)

Subsidiary undertakings (Continued)

Details of the subsidiaries and joint operations of the Group are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Limited (Bermuda)	100%
	GeoPark Argentina Limited – Argentinean Branch (Argentina)	100% (a)
	GeoPark Latin America Limited (Bermuda)	100%
	GeoPark Latin America Limited – Agencia en Chile (Chile)	100% (a)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	GeoPark Chile S.A. (Chile)	80% (a) (c)
	GeoPark Fell S.p.A. (Chile)	80% (a) (c)
	GeoPark Magallanes Limitada (Chile)	80% (a) (c)
	GeoPark TdF S.A. (Chile)	68.8% (a) (d)
	GeoPark Colombia S.A. (Chile)	100% (a)
	GeoPark Colombia S.A.S. (Colombia)	80% (a) (c)
	GeoPark Latin America S.L.U. (Spain)	100% (a)
	GeoPark Colombia Coöperatie U.A. (The Netherlands)	80% (a) (c)
	GeoPark S.A.C. (Peru)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Operadora del Perú S.A.C. (Peru)	100% (a)
	GeoPark Peru S.L.U. (Spain)	100% (a)
	GeoPark Brazil S.L.U. (Spain)	100% (a)
	GeoPark Colombia E&P S.A. (Panama)	100% (a)
	GeoPark Colombia E&P Sucursal Colombia (Colombia)	100% (a)
	GeoPark Mexico S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark E&P S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark (UK) Limited (United Kingdom)	100%
Joint operations	Tranquilo Block (Chile)	50% (e)
	Flamenco Block (Chile)	50% (e)
	Campanario Block (Chile)	50% (e)
	Isla Norte Block (Chile)	60% (e)
	Llanos 34 Block (Colombia)	45% (e)
	Llanos 32 Block (Colombia)	12.5%
	Puelen Block (Argentina)	18%
	Sierra del Nevado Block (Argentina)	18%
	CN-V Block (Argentina)	50% (e)
	Manati Field (Brazil)	10%
	POT-T-747 Block (Brazil)	70% (e)
	REC-T-128 Block (Brazil)	70% (e)
(a)	Indirectly owned.

(b)	Dormant companies.

(c)	LG International has 20% interest.

(d)	LG International has 20% interest through GeoPark Chile S.A. and a 14% direct interest, totaling 31.2%.

(e)	GeoPark is the operator.

GEOPARK LIMITED

30 SEPTEMBER 2018

Note 2

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Corporate Governance, Finance and People departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts and other non recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and Other operating expenses. Other information provided to the Executive Committee is measured in a manner consistent with that in the financial statements.

Nine-months period ended 30 September 2018

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
Revenue	449,994	374,273	27,681	22,837	25,203	-	-
Sale of crude oil	408,896	373,208	13,501	908	21,279	-	-
Sale of gas	41,098	1,065	14,180	21,929	3,924	-	-
Production and operating costs	(127,568)	(89,381)	(15,241)	(6,644)	(16,302)	-	-
Royalties	(53,632)	(47,091)	(1,104)	(2,125)	(3,312)	-	-
Transportation costs	(2,089)	(1,031)	(981)	-	(77)	-	-
Share-based payment	(568)	(294)	(157)	(22)	(95)	-	-
Other operating costs	(71,279)	(40,965)	(12,999)	(4,497)	(12,818)	-	-
Depreciation	(68,338)	(32,821)	(20,389)	(7,919)	(6,993)	(190)	(26)
Operating profit / (loss)	173,019	198,843	(10,831)	3,518	(2,922)	(4,264)	(11,325)
Operating netback	292,896	257,251	12,175	16,216	7,254	-	-
Adjusted EBITDA	244,848	233,812	7,292	13,631	3,865	(5,052)	(8,700)

GEOPARK LIMITED

30 SEPTEMBER 2018

Note 2 (Continued)

Segment Information (Continued)

Nine-months period ended 30 September 2017

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
Revenue	223,844	175,353	23,912	24,579	-	-	-
Sale of crude oil	186,953	174,845	11,470	638	-	-	-
Sale of gas	36,891	508	12,442	23,941	-	-	-
Production and operating costs	(68,533)	(44,316)	(15,354)	(8,863)	-	-	-
Royalties	(17,960)	(14,777)	(958)	(2,225)	-	-	-
Transportation costs	(2,008)	(1,127)	(881)	-	-	-	-
Share-based payment	(343)	(185)	(129)	(29)	-	-	-
Other operating costs	(48,222)	(28,227)	(13,386)	(6,609)	-	-	-
Depreciation	(55,132)	(29,247)	(18,003)	(7,656)	(104)	(94)	(28)
Operating profit / (loss)	59,901	88,784	(14,667)	1,680	(1,934)	(3,045)	(10,917)
Operating netback	158,472	134,697	8,170	15,745	(140)	-	-
Adjusted EBITDA	120,540	116,676	2,992	12,969	(1,346)	(2,776)	(7,975)

Total Assets	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
30 September 2018	866,849	376,420	290,541	70,425	85,942	30,858	12,663
31 December 2017	786,163	288,429	301,931	91,604	30,924	22,099	51,176

A reconciliation of total Operating netback to total profit (loss) before income tax is provided as follows:

	Three-months period ended 30 September 2018	Three-months period ended 30 September 2017	Nine-months period ended 30 September 2018	Nine-months period ended 30 September 2017
Operating netback	113,712	57,530	292,896	158,472
Geological and geophysical expenses	(4,506)	(2,830)	(13,354)	(8,903)
Administrative expenses	(10,989)	(10,096)	(34,694)	(29,029)
Adjusted EBITDA for reportable segments	98,217	44,604	244,848	120,540
Unrealized gain (loss) on commodity risk management contracts	2,856	(9,785)	11,508	(687)
Depreciation (a)	(24,327)	(19,450)	(68,338)	(55,132)
Write-off of unsuccessful exploration efforts	(3,501)	(180)	(14,543)	(4,782)
Share-based payment	(1,840)	(1,061)	(3,642)	(3,097)
Others (b)	(402)	1,800	3,186	3,059
Operating profit	71,003	15,928	173,019	59,901
Financial expenses	(9,439)	(27,093)	(28,080)	(44,723)
Financial income	703	472	2,132	1,424
Foreign exchange (loss) gain	(2,934)	3,185	(17,903)	1,392
Profit (Loss) before tax	59,333	(7,508)	129,168	17,994

(a)	Net of capitalised costs for oil stock included in Inventories. Depreciation includes US$ 1,719,000 (US$ 2,236,000 in 2017) generated by assets not related to production activities. For the three months period ended 30 September 2018 the amount included in depreciation is US$ 610,000 (US$ 648,000 in 2017).

(b)	Includes allocation to capitalised projects.

GEOPARK LIMITED

30 SEPTEMBER 2018

Note 2 (Continued)

Segment Information (Continued)

The following table presents a reconciliation of Adjusted EBITDA to operating profit (loss) for the nine-month periods ended 30 September 2018 and 2017:

		Nine-months period ended 30 September 2018
	Colombia	Chile	Brazil	Argentina	Other (c)	Total
Adjusted EBITDA for reportable segments	233,812	7,292	13,631	3,865	(13,752)	244,848
Depreciation	(32,821)	(20,389)	(7,919)	(6,993)	(216)	(68,338)
Unrealized gain on commodity risk management contracts	11,508	-	-	-	-	11,508
Write-off of unsuccessful exploration efforts	(11,914)	(397)	(1,879)	(353)	-	(14,543)
Share-based payment	(546)	(288)	(60)	(465)	(2,283)	(3,642)
Others	(1,196)	2,951	(255)	1,024	662	3,186
Operating profit / (loss)	198,843	(10,831)	3,518	(2,922)	(15,589)	173,019

		Nine-months period ended 30 September 2017
	Colombia	Chile	Brazil	Argentina	Other (c)	Total
Adjusted EBITDA for reportable segments	116,676	2,992	12,969	(1,346)	(10,751)	120,540
Depreciation	(29,247)	(18,003)	(7,656)	(104)	(122)	(55,132)
Unrealized loss on commodity risk management contracts	(687)	-	-	-	-	(687)
Write-off of unsuccessful exploration efforts	(1,625)	-	(2,978)	(179)	-	(4,782)
Share-based payment	(391)	(264)	(139)	(272)	(2,031)	(3,097)
Others	4,058	608	(516)	(33)	(1,058)	3,059
Operating profit / (loss)	88,784	(14,667)	1,680	(1,934)	(13,962)	59,901

(c) Includes Peru and Corporate.

Note 3

Revenue

Amounts in US$ '000	Three-months period ended 30 September 2018	Three-months period ended 30 September 2017	Nine-months period ended 30 September 2018	Nine-months period ended 30 September 2017

Sale of crude oil	152,183	68,358	408,896	186,953
Sale of gas	14,603	13,551	41,098	36,891
	166,786	81,909	449,994	223,844

GEOPARK LIMITED

30 SEPTEMBER 2018

Note 4

Commodity risk management contracts

The Group entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium 3 ways (put spread plus call), and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties. The Group’s derivatives are accounted for as non-hedge derivatives as of 30 September 2018 and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the results of the periods in which they occur.

The following table presents the Group’s derivative contracts in force as of 30 September 2018:

Period	Reference	Type	Volume bbl/d	Price US$/bbl
1 July 2018 - 30 September 2018	ICE BRENT	Zero Premium 3 Way	5,000	43.00-53.00 Put 69.00 Call
1 April 2018 - 31 December 2018	ICE BRENT	Zero Premium 3 Way	3,000	45.00-55.00 Put 77.15 Call
1 April 2018 - 31 December 2018	ICE BRENT	Zero Premium 3 Way	1,000	45.00-55.00 Put 77.50 Call
1 July 2018 - 31 March 2019	ICE BRENT	Zero Premium 3 Way	2,000	50.00-60.00 Put 97.00 Call
1 July 2018 - 31 March 2019	ICE BRENT	Zero Premium 3 Way	2,000	50.00-60.00 Put 97.05 Call
1 October 2018 - 30 June 2019	ICE BRENT	Zero Premium 3 Way	3,700	55.00-65.00 Put 90.00 Call
1 October 2018 - 30 June 2019	ICE BRENT	Zero Premium 3 Way	1,000	55.00-65.00 Put 90.10 Call
1 October 2018 - 30 June 2019	ICE BRENT	Zero Premium 3 Way	1,300	55.00-65.00 Put 90.50 Call
1 January 2019 - 30 September 2019	ICE BRENT	Zero Premium Collar	2,000	65.00 Put 92.50 Call
1 January 2019 - 30 September 2019	ICE BRENT	Zero Premium Collar	3,000	65.00 Put 92.26 Call

The table below summarizes the (loss) gain on the commodity risk management contracts:

Amounts in US$ '000	Three-months period ended 30 September 2018	Three-months period ended 30 September 2017	Nine-months period ended 30 September 2018	Nine-months period ended 30 September 2017
Realized (loss) gain on commodity risk management contracts	(3,415)	1,514	(27,315)	3,684
Unrealized gain (loss) on commodity risk management contracts	2,856	(9,785)	11,508	(687)
Total	(559)	(8,271)	(15,807)	2,997

GEOPARK LIMITED

30 SEPTEMBER 2018

Note 5

Production and operating costs

Amounts in US$ '000	Three-months period ended 30 September 2018	Three-months period ended 30 September 2017	Nine-months period ended 30 September 2018	Nine-months period ended 30 September 2017
Staff costs	5,987	3,532	17,750	10,491
Share-based payment	321	115	568	343
Royalties	21,074	7,380	53,632	17,960
Well and facilities maintenance	7,101	4,202	14,248	11,476
Consumables	4,704	3,159	12,700	8,558
Equipment rental	2,449	1,562	7,025	3,922
Transportation costs	605	812	2,089	2,008
Gas plant costs	1,203	1,553	4,070	4,605
Safety and insurance costs	943	489	2,653	1,466
Field camp	639	611	2,229	1,735
Non operated blocks costs	407	393	1,096	998
Crude oil stock variation	1,096	12	2,672	(88)
Other costs	2,193	1,858	6,836	5,059
	48,722	25,678	127,568	68,533

Note 6

Geological and geophysical expenses

Amounts in US$ '000	Three-months period ended 30 September 2018	Three-months period ended 30 September 2017	Nine-months period ended 30 September 2018	Nine-months period ended 30 September 2017
Staff costs	3,770	2,452	10,987	7,341
Share-based payment	185	121	329	375
Other services	736	378	2,367	1,562
Allocation to capitalised project	(799)	(2,239)	(3,737)	(5,488)
	3,892	712	9,946	3,790

Note 7

Administrative expenses

Amounts in US$ '000	Three-months period ended 30 September 2018	Three-months period ended 30 September 2017	Nine-months period ended 30 September 2018	Nine-months period ended 30 September 2017
Staff costs	6,501	5,969	20,427	18,644
Share-based payment	1,334	825	2,745	2,379
Consultant fees	1,807	1,434	4,916	3,364
Travel expenses	1,140	559	2,689	1,871
Director fees and allowance	733	802	2,057	2,832
Communication and IT costs	503	709	1,424	1,536
Allocation to joint operations	(1,779)	(1,792)	(5,739)	(5,713)
Other administrative expenses	2,084	2,415	8,920	6,495
	12,323	10,921	37,439	31,408

GEOPARK LIMITED

30 SEPTEMBER 2018

Note 8

Selling expenses

Amounts in US$ '000	Three-months period ended 30 September 2018	Three-months period ended 30 September 2017	Nine-months period ended 30 September 2018	Nine-months period ended 30 September 2017
Transportation	793	256	1,782	671
Selling taxes and other	465	73	1,001	195
	1,258	329	2,783	866

Note 9

Financial results

Amounts in US$ '000	Three-months period ended 30 September 2018	Three-months period ended 30 September 2017	Nine-months period ended 30 September 2018	Nine-months period ended 30 September 2017
Financial expenses
Bank charges and other financial costs	(859)	(1,069)	(2,755)	(3,123)
Interest and amortisation of debt issue costs	(7,205)	(7,465)	(21,472)	(20,643)
Interest with related parties	(447)	(505)	(1,341)	(1,712)
Borrowing cancellation costs	-	(17,575)	-	(17,575)
Unwinding of long-term liabilities	(988)	(671)	(2,591)	(2,018)
Less: amounts capitalised on qualifying assets	60	192	79	348
	(9,439)	(27,093)	(28,080)	(44,723)
Financial income
Interest received	703	472	2,132	1,424
	703	472	2,132	1,424
Foreign exchange gains and losses
Foreign exchange (loss) gain	(2,934)	3,185	(17,903)	1,392
	(2,934)	3,185	(17,903)	1,392
Total financial results	(11,670)	(23,436)	(43,851)	(41,907)

GEOPARK LIMITED

30 SEPTEMBER 2018

Note 10

Property, plant and equipment

Amounts in US$'000	Oil & gas properties	Furniture, equipment and vehicles	Production facilities and machinery	Buildings and improve-ments	Construction in progress	Exploration and evaluation assets	TOTAL
Cost at 1 January 2017	692,241	14,357	132,413	10,553	32,926	61,773	944,263
Additions	1,442 (a)	340	-	-	38,172	42,502	82,456
Disposals	-	(40)	-	(188)	-	-	(228)
Write-off of unsuccessful exploration efforts	-	-	-	-	-	(4,782) (b)	(4,782)
Transfers	53,571	-	20,828	-	(47,614)	(26,785)	-
Currency translation differences	2,326	23	569	6	-	430	3,354
Cost at 30 September 2017	749,580	14,680	153,810	10,371	23,484	73,138	1,025,063

Cost at 1 January 2018	776,504	15,398	157,396	10,361	37,990	64,368	1,062,017
Additions	(1,782) (a)	1,098	-	-	55,665	37,087	92,068
Acquisitions	52,640	267	1,616	134	-	-	54,657
Disposals	(417)	-	-	-	-	-	(417)
Write-off of unsuccessful exploration efforts	-	-	-	-	-	(14,543) (c)	(14,543)
Transfers	48,277	267	12,935	594	(45,144)	(16,929)	-
Currency translation differences	(13,429)	(154)	(1,049)	(36)	(12)	(1,318)	(15,998)
Cost at 30 September 2018	861,793	16,876	170,898	11,053	48,499	68,665	1,177,784

Depreciation and write-down at 1 January 2017	(384,739)	(10,049)	(71,698)	(4,131)	-	-	(470,617)
Depreciation	(42,507)	(1,577)	(10,493)	(659)	-	-	(55,236)
Currency translation differences	(1,213)	(29)	(103)	(3)	-	-	(1,348)
Disposals	-	-	-	37	-	-	37
Depreciation and write-down At 30 September 2017	(428,459)	(11,655)	(82,294)	(4,756)	-	-	(527,164)

Depreciation and write-down at 1 January 2018	(441,534)	(11,916)	(86,232)	(4,932)	-	-	(544,614)
Depreciation	(53,767)	(1,128)	(13,396)	(591)	-	-	(68,882)
Currency translation differences	7,417	110	400	30	-	-	7,957
Disposals	149	-	-	-	-	-	149
Depreciation and write-down at 30 September 2018	(487,735)	(12,934)	(99,228)	(5,493)	-	-	(605,390)

Carrying amount at 30 September 2017	321,121	3,025	71,516	5,615	23,484	73,138	497,899
Carrying amount at 30 September 2018	374,058	3,942	71,670	5,560	48,499	68,665	572,394
(a)	Corresponds mainly to the effect of restimation of assets retirement obligation in Colombia.

(b)	Corresponds to three unsuccessful exploratory wells drilled in Colombia (Llanos 34 Block), Brazil (REC-T-94 Block) and Argentina (Puelen Block) in 2017.

(c)	Corresponds to six unsuccessful exploratory wells drilled in Brazil (POT-T-747 and POT-T-619 Blocks), Colombia (Tiple, Llanos 34 and Llanos 32 Blocks) and Argentina (Puelen Block). The change also includes the write off of other exploration costs incurred in the Fell Block in 2015 for which no additional work would be performed.

GEOPARK LIMITED

30 SEPTEMBER 2018

Note 11

Share capital

Issued share capital	Nine-months period ended 30 September 2018	Year ended 31 December 2017
Common stock (US$ ´000)	61	61
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	60,622,499	60,596,219
Total common shares in issue	60,622,499	60,596,219

Authorised share capital

US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares of par value US$ 0.001 per share. All of the Company issued and outstanding common shares are fully paid and nonassessable. The company also has an employee incentive program, pursuant to which it has granted share awards to its senior management and certain key employees (see Notes 26 and 30 to the audited Consolidated Financial Statements as of 31 December 2017).

Note 12

Borrowings

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 September 2018	Year ended 31 December 2017
2024 Notes (a)	419,882	426,124
Banco de Crédito e Inversiones (b)	21	80
Banco Itau (c)	15,007	-
	434,910	426,204

Classified as follows:

Current	15,796	7,664
Non-Current	419,114	418,540

GEOPARK LIMITED

30 SEPTEMBER 2018

Note 12 (Continued)

Borrowings (Continued)

(a) During September 2017, the Company successfully placed US$ 425,000,000 notes which were offered to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the United States Securities Act.

The Notes carry a coupon of 6.50% per annum. Final maturity of the notes will be 21 September 2024. The Notes are secured with a pledge of all of the equity interests of the Company, directly or indirectly, in GeoPark Colombia Coöperatie U.A. and GeoPark Chile S.A.. The debt issuance cost for this transaction amounted to US$ 6,683,000 (debt issuance effective rate: 6.90%). The indenture governing the Notes due 2024 includes incurrence test covenants that provides among other things, that, during the first two years from the issuance date, the Net Debt to Adjusted EBITDA ratio should not exceed 3.5 times and the Adjusted EBITDA to Interest ratio should exceed 2 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others. As of the date of these interim condensed consolidated financial statements, the Company is in compliance of all the indenture’s provisions and covenants.

(b) During February 2016, GeoPark Fell S.p.A. executed a loan agreement with Banco de Crédito e Inversiones for US$ 186,000 to finance the acquisition of vehicles for the Chilean operation. The interest rate applicable to this loan is 4.14% per annum. The interest and the principal are paid on a monthly basis, with final maturity on February 2019.

(c) During September 2018, GeoPark Latin America Limited - Agencia en Chile executed a short-term loan agreement with Banco Itau for US$ 15,000,000. The interest rate applicable to this loan is 3.59% per annum. The interest and the principal will be paid on November 2018.

As of the date of these interim condensed consolidated financial statements, the Group has available credit lines for over US$ 58,000,000.

Note 13

Provisions and other long-term liabilities

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 September 2018	Year ended 31 December 2017
Assets retirement obligation	48,307	38,075
Deferred income	907	1,452
Other	5,744	6,757
	54,958	46,284

GEOPARK LIMITED

30 SEPTEMBER 2018

Note 14

Trade and other payables

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 September 2018	Year ended 31 December 2017
Trade payables	76,964	52,557
Payables to related parties (a)	32,522	31,184
Customer advance payments (b)	2,500	10,000
Taxes and other debts to be paid	5,560	4,191
Staff costs to be paid	9,239	9,143
V.A.T.	673	1,118
To be paid to co-venturers	16,695	10,015
Royalties to be paid	6,192	4,110
	150,345	122,318

Classified as follows:

Current	124,249	96,397
Non-Current	26,096	25,921

(a)	The outstanding amount corresponds to advanced cash call payments granted by LGI to GeoPark Chile S.A. for financing Chilean operations in TdF’s blocks. The expected maturity of these balances is July 2020 and the applicable interest rate is 6.9% per annum.

(b)	In December 2015, the Colombian subsidiary entered into a prepayment agreement with Trafigura under which GeoPark sells and deliver a portion of its Colombian crude oil production. Funds committed were available upon request until September 2017 and will be repaid by the Group on a monthly basis through future oil deliveries until December 2018.

Note 15

Changes in accounting policies

This note explains the impact of the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue form Contracts with Customers on the Group’s Consolidated Financial Statements and also discloses the new accounting policies that have been applied from 1 January 2018, where they are different to those applied in prior periods.

(a)	IFRS 9 Financial Instruments

IFRS 9 replaces the provisions of IAS 39 related to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 from 1 January 2018 resulted in changes in accounting policies and a reclassification of measurement category, but no adjustments to the amounts recognised in the Consolidated Financial Statements.

GEOPARK LIMITED

30 SEPTEMBER 2018

Note 15 (Continued)

Changes in accounting policies (Continued)

On 1 January 2018, the Group classified money market funds for US$ 44,123,000 accounted within Cash and cash equivalents as of 31 December 2017, as Financial assets at fair value through profit or loss that were previously classified as Loans and receivables. No results were generated as a consequence of this change. As of 30 September 2018, the Group holds money market funds for US$ 55,000,000.

From 1 January 2018, the Group applies the following accounting policy in relation to its financial assets.

Financial assets are divided into the following categories: amortised cost; financial assets at fair value through profit or loss and fair value through other comprehensive income. The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows. The Group reclassifies debt investments when and only when its business model for managing those assets changes.

All financial assets not at fair value through profit or loss are initially recognised at fair value, plus transaction costs. Transaction costs of financial assets carried at fair value through profit or loss, if any, are expensed to profit or loss.

Derecognition of financial assets occurs when the rights to receive cash flows from the investments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred. An assessment for impairment is undertaken at each balance sheet date.

Interest and other cash flows resulting from holding financial assets are recognised in the Consolidated Statement of Income when receivable, regardless of how the related carrying amount of financial assets is measured.

Amortised cost are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the balance sheet date. These are classified as non-current assets. These financial assets comprise trade receivables, prepayments and other receivables and cash and cash equivalents in the Consolidated Statement of Financial Position. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivables. These financial assets are subsequently measured at amortised cost using the effective interest method, less provision for impairment, if applicable.

Any change in their value through impairment or reversal of impairment is recognised in the Consolidated Statement of Income. All of the Group’s financial assets are classified as amortised cost.

The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

(b)	IFRS 15 Revenue from Contracts with Customers

The Group has adopted IFRS 15 from 1 January 2018, which resulted in no changes in accounting policies or adjustments to the amounts recognised in the consolidated financial statements.

GEOPARK LIMITED

30 SEPTEMBER 2018

Note 16

Fair value measurement of financial instruments

Accounting policies for financial instruments have been applied to classify as either: amortised cost, fair value through other comprehensive income, or fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13 requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

This note provides an update on the judgements and estimates made by the Group in determining the fair values of the financial instruments since the last annual financial report.

(a) Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 30 September 2018 and 31 December 2017 on a recurring basis:

Amounts in US$ '000	Level 1	Level 2	At 30 September 2018
Assets
Cash and cash equivalents
Money market funds	55,000	-	55,000
Total Assets	55,000	-	55,000
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	-	6,601	6,601
Total Liabilities	-	6,601	6,601

Amounts in US$ '000	Level 1	Level 2	Year ended 31 December 2017
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	-	19,289	19,289
Total Liabilities	-	19,289	19,289

There were no transfers between Level 2 and 3 during the period.

The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at 30 September 2018.

GEOPARK LIMITED

30 SEPTEMBER 2018

Note 16 (Continued)

Fair value measurement of financial instruments (Continued)

(b) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.

•	The market-to-market fair value of the Group’s outstanding derivative instruments is based on independently provided market rates and determined using standard valuation techniques, including the impact of counterparty credit risk and are within level 2 of the fair value hierarchy.

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis. All of the resulting fair value estimates are included in level 2.

(c) Fair values of other financial instruments (unrecognised)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. The Group estimates that the fair value of its main financial liabilities is approximately 99.9% of its carrying amount including interests accrued as of 30 September 2018. Fair values were calculated using discounted cash flow analysis.

Note 17

Capital commitments

Capital commitments are detailed in Note 32 (b) to the audited Consolidated Financial Statements as of 31 December 2017. The following updates have taken place during the nine-month period ended 30 September 2018:

Argentina

The second exploratory well was drilled in the CN-V Block, with completion and testing expected for the fourth quarter of the year. As of 30 September 2018, the remaining commitment amounts to US$ 300,000.

Brazil

The Brazilian National Agency of Petroleum, Natural Gas and Biofuels (“ANP”) extended the first exploratory period to fulfill our commitments in the SEAL-T-268 y REC-T-94 Blocks until 7 February 2020. The remaining commitments in the blocks amount to US$ 130,000 and US$ 910,000, respectively.

GEOPARK LIMITED

30 SEPTEMBER 2018

Note 17 (Continued)

Capital commitments (Continued)

Brazil (Continued)

The ANP also extended the second exploratory period in the POT-T-619 Block until 16 September 2020. The Group has already fulfill its commitments in the block.

GeoPark was awarded one exploratory block, POT-T-785, in the Potiguar Basin. The assumed commitment is equivalent to reprocessing 3D seismic and acquiring an electromagnetic survey for a total amount of approximately US$ 100,000 at GeoPark’s working interest, during the first exploratory period ending 29 January 2023.

Colombia

GeoPark has fulfilled the commitments that were remaining as of 31 December 2017 in the Llanos 34 and Llanos 32 Blocks. In addition to that, the Llanos 34 Block (45% working interest) has committed to drill an additional exploratory well, which amounts to US$ 1,935,000 at GeoPark’s working interest, before 19 September 2019.

On 12 September 2018, the ANH accepted the Group’s proposal to extend the first exploratory phase in the VIM 3 Block for an additional period ending 12 May 2019.

Note 18

Business transactions

Argentina - Aguada Baguales, El Porvenir and Puesto Touquet blocks

On 27 March 2018, GeoPark acquired a 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet blocks, which are located in the Neuquen Basin, for a total consideration of US$ 52,000,000, less working capital adjustment of US$ 3,150,000.

In accordance with the acquisition method of accounting, the acquisition cost was allocated to the underlying assets acquired and liabilities assumed based primarily upon their estimated fair values at the date of acquisition. An income approach (being the net present value of expected future cash flows) was adopted to determine the fair values of the mineral interest. Estimates of expected future cash flows reflect estimates of projected future revenues, production costs and capital expenditures based on our business model. The excess of acquisition cost, if any, over the net identifiable assets acquired represents goodwill.

The purchase price allocation performed is preliminary, since the valuation process is ongoing. This process will be completed during 2018.

GEOPARK LIMITED

30 SEPTEMBER 2018

Note 18 (Continued)

Business transactions (Continued)

Argentina - Aguada Baguales, El Porvenir and Puesto Touquet blocks (Continued)

The following table summarises the combined consideration paid for the acquired blocks, the preliminary allocation of fair value of the assets acquired and liabilities assumed for these transactions:

Amounts in US$ '000	Total
Cash (a)	48,850
Total consideration	48,850
Property, plant and equipment (including mineral interest)	54,657
Inventories	3,282
Provision for other long-term liabilities	(9,089)
Total identifiable net assets	48,850

(a)	On December 2017, GeoPark granted a security deposit of US$ 15,600,000. On March 2018, the Group completed the total consideration with an additional payment of US$ 36,400,000. On September 2018, GeoPark collected a working capital adjustment of US$ 3,150,000.

In accordance with disclosure requirements for business combinations, the Group has calculated its revenue and profit, considering as if the mentioned acquisition had occurred at the beginning of the reporting period. The following table summarises both results:

Amounts in US$ '000	Nine-months period ended 30 September 2018
Revenue	461,234
Profit for the period	60,124

The revenue included in the consolidated statement of comprehensive income since acquisition date contributed by the acquired business is US$ 25,203,000. The acquired business has also contributed profit of US$ 1,062,000 over the same period.

As a consequence of this transaction, the Group considers that there is sufficient evidence of future taxable profits to offset tax losses and recognise a deferred tax asset for US$ 1,346,000 in respect of tax losses from previous years which can be utilised against future taxable profit.

Argentina - Los Parlamentos block

On June 2018, GeoPark acquired a 50% working interest in the Los Parlamentos exploratory block in partnership with YPF S.A. (YPF), the largest oil and gas producer in Argentina. In accordance with the partnership agreement, YPF assumed the operationship of the block and GeoPark assumed a commitment to fund its 50% working interest of one exploration well and additional 3D seismic, which amounts to US$ 6,000,000 at GeoPark’s working interest, over the next three years.

GEOPARK LIMITED

30 SEPTEMBER 2018

Note 19

Subsequent events

Borrowings

During October 2018, GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. executed a loan agreement with Banco Santander for Brazilian Real 77,640,000 (equivalent to US$ 20,000,000 at the moment of the loan execution) to repay an existing US$-denominated intercompany loan to GeoPark Latin America Limited - Agencia en Chile. The interest rate applicable to this loan is CDI plus 2.25% per annum. “CDI” (Interbank certificate of deposit) represents the average rate of all inter-bank overnight transactions in Brazil. The principal and the interest are paid semi-annually, with final maturity on October 2020. Resulting from this transaction, the Brazilian subsidiary has significantly reduced its exposure to foreign currency fluctuation (foreign exchange loss in Brazil of US$ 1,597,000 and US$ 10,605,000 during the three-month and nine-month periods ended September 30, 2018, respectively), considering that its functional currency is the Brazilian Real.

Business transactions

On 2 November 2018, GeoPark executed a purchase and sale agreement to sell its 100% working interest in the La Cuerva and Yamu Blocks, in Colombia. The total consideration is US$ 18,000,000, plus a contingent payment of US$ 2,000,000 (depending on oil price performance) and subject to working capital adjustments. Closing of the transaction is subject to customary regulatory approvals, which are expected to occur during 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: November 6, 2018